Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

RIB-X PHARMACEUTICALS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Rib-X Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Rib-X Pharmaceuticals, Inc. (the “Corporation”). The Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on October 30, 2000 under the name “Rib-X Designs, Inc.” A Certificate of Amendment of the Corporation was filed on December 11, 2000 to change the name of the Corporation to “Rib-X Pharmaceuticals, Inc.” A Restated Certificate of Incorporation was filed on January 10, 2011.

2. The Restated Certificate of Incorporation of the Corporation is hereby amended to effect a reverse stock split of the Corporation’s common stock by inserting the following new paragraph immediately following the first paragraph of Article FOURTH thereof:

“Upon the effectiveness of this Certificate of Amendment to the Restated Certificate of Incorporation, every 5670.66 issued and outstanding shares of Common Stock of the Corporation shall be changed, combined and reclassified into one (1) whole share of Common Stock, which shares shall be fully paid and nonassessable shares of Common Stock of the Corporation; provided, however, that in lieu of fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (after aggregating all fractions of a share to which such stockholder would otherwise be entitled), such stockholder shall be entitled to receive a cash payment equal to the fair value of one share of Common Stock as determined by the Board of Directors of the Corporation multiplied by such fraction.”

3. Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions was given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment to Restated Certificate of Incorporation, as filed under Sections 242 of the General Corporation Law of the State of Delaware, has been duly authorized in accordance thereof.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Restated Certificate of Incorporation to be signed by its duly authorized President and Chief Executive Officer this 1st day of May, 2012.

RIB-X PHARMACEUTICALS, INC.

By:	/s/ Mark Leuchtenberger
Mark Leuchtenberger
President and Chief Executive Officer

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